Mail Stop 3561
      July 27, 2005

Mair Faibish, CEO
Synergy Brands Inc.
1175 Walt Whitman Road
Melville, NY 11747

Re:	Synergy Brands Inc.
      Registration Statement on Form S-3
      Filed July 12, 2005
	File No. 333-126539
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	File No. 0-19409

Dear Mr. Faibish:

      We have limited our review of your filing to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Prospectus Cover Page, page 5
1. It appears that you are registering the resale of shares of your common stock that were issued to selling shareholders pursuant to more than one prospectus. Please tell us why you have not filed a single combined prospectus in the latest registration statement that includes all required information related to all offerings that this prospectus covers. Refer to Rule 429 of Regulation C. Please advise us of the basis for incorporating by reference to another registration statement to describe the securities that you are registering.
Documents Incorporated by Reference, page 7
2. Please update this section to include all relevant filings, for example, the Form 10-K/A filed April 18, 2005. You also may want to include language to the effect that you incorporate by reference all future filings from the time of filing this registration statement to the time of effectiveness of this registration statement. See interpretation H.69 of the Manual of Publicly Available Telephone Interpretations (July 1997).
Overview of the Company, page 8
3. We note from your website that your wholly-owned subsidiary, Gran
Reserve Corporation, has signed a partnership agreement with a party to sell cigars through online channels, and has signed a confidentiality agreement requiring non-disclosure of this agreement.
Please tell us whether this agreement is material. If so, discuss the material terms of the agreement in the amended Form S-3, file the agreement as an exhibit, and tell us why you did not file a Form 8-K to report the signing of the agreement. If not, explain to us why you do not consider the agreement to be material.
4. We note in your Form 8-K filed on May 25, 2005 that your 21.5% ownership interest in Interline Travel and Tours, Inc. is valued in excess of $7 million. Please include this information in this section and tell us how you arrived at this valuation figure.

Selling Securityholders, page 21
5. Please identify the person who exercises voting and investment control over the securities held of record by Laurus Master Fund, Ltd. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).
Plan of Distribution, page 22
6. Please disclose whether the selling securityholders are registered broker-dealers or affiliates of broker-dealers. For all selling securityholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act of 1933.
7. If the selling securityholder is an affiliate of a broker-dealer, please disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for the selling securityholder, then the prospectus must state that the selling securityholder is an underwriter.
Signatures, page 33
8. You have not provided the dates of signatures of the officers and directors who signed this registration statement. Please provide the appropriately dated signatures of these persons in the amended registration statement.

Exhibit 5
9. Counsel should confirm our understanding that its reference to the
"General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the state constitution and reported judicial decisions interpreting these laws.

Exhibit 23.2
10. Please provide the appropriate date for the consent of your independent public accounting firm.
Form 10-K for Fiscal Year Ended December 31, 2004
11. We are reviewing your Form 10-K on which we have issued comments on June 14, 2005. Please respond to these comments within 10 business days or tell us when you will provide us with a response.














* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      					Assistant Director


cc. Randall J. Perry, Esq.
	Fax:  (201) 939-7348



??

??

??

??

Mair Faibish
Synergy Brands Inc.
July 27, 2005
Page 1